Global Blue Releases the Monthly Tax Free Shopping Business Update for July 2024 Signy, Switzerland, August 9, 2024 • Fresh data from Global Blue reveals that the worldwide year-on-year variation in Tax Free Shopping growth remains positive across Continental Europe and Asia Pacific. • Globally, when analyzing the year-on-year variation in Tax Free Shopping growth, the issued Sales in Store like-for-like year-on-year performance reached +25%1 in July 2024 vs. +41%1 in Q2 (April – June 2024). A sustained performance in Continental Europe for international shopping In Continental Europe, the issued Sales in Store growth rate grew by +12%1 in July 2024 vs. last year. This growth was led by a +10%1 increase in the number of shoppers and a +2%1 average spend per shopper. The deceleration in July’s growth rate (+12% in July vs. +19% in Q2) is largely due to France (-2% in July vs. +10% in Q2), where, as expected, the pre-Olympic Games preparations and restrictions had a negative impact on activity in Paris. Regarding origin markets, the positive momentum in issued Sales in Store growth is evident across all nationalities. Mainland Chinese Tax Free Spend led with +33%1 vs. last year, a slight acceleration compared with the +31%1 progression in Q2. US Tax Free Spend saw a +15%1 increase, boosted by an increase of +20% in shoppers, while GCC shoppers experienced a +7%1 growth rate vs. 2023. When examining destination markets, July showed a positive performance across most destinations, with Spain at +25%1, Italy at +19%1, Germany at +10%1 and France at -2%1. 1 Growth rate variation year-on-year (2024 vs. the same period in 2023)

A positive Tax Free spend progression in Asia Pacific In Asia Pacific, the issued Sales in Store growth rate continues to remain very high, reaching +64%1 in July 2024, led by a +49%1 increase in the number of shoppers and a +10%1 average spend per shopper. The deceleration in July’s growth rate (+64% in July vs. +109% in Q2) is partly due to a stronger basis of comparison in July 2023 vs. Q2’23 and the recent strengthening of the Yen against all major currencies, particularly against the Chinese RMB. Regarding origin markets, the positive momentum in issued Sales in Store growth continued across all nationalities. Mainland Chinese Tax Free Spend led with +97%1 boosted by an increase of +107% of Mainland Chinese shoppers. In the meantime, North- East Asia Tax Free Spend grew by +76%1 vs. 2023 and Hong Kong and Taiwan Tax Free Spend experienced a +60%1 growth rate vs. 2023. When examining destination markets, July showed a positive performance across most destinations, with Japan +103%1, South Korea at +44%1, and Singapore at -9%1.

Worldwide Year-on-Year Growth Rate (2024 vs. 2023)

Issued SIS L/L Year-on-Year Growth	Destination market weight in Issued SIS 2023	July 2024	CY Q2 2024	CY Q1 2024
France	19%	-2%	+10%	+11%
Italy	17%	+19%	+22%	+29%
Spain	11%	+25%	+33%	+32%
Germany	6%	+10%	+2%	+6%
Other countries	18%	+12%	+21%	+16%
Total Continental Europe	**71%**	**+12%**	**+19%**	**+19%**
Japan	18%	+103%	+172%	+137%
Singapore	8%	-9%	-1%	25%
South Korea	2%	+44%	+60%	110%
Total Asia Pacific	**28%**	**+64%**	**+109%**	**97%**
Total Latin America	**1%**	**+16%**	**-2%**	**+9%**
Total worldwide	**100%**	**+25%**	**+41%**	**40%**

Worldwide recovery rate (versus 2019) rate

APPENDIX

Issued SIS L/L recovery (in % of 2019)	Destination market weight in Issued SIS 2019	July 2024	CY Q2 2024	CY Q1 2024
France	16%	136%	164%	165%
Italy	17%	146%	156%	123%
Spain	10%	162%	164%	151%
Germany	9%	75%	80%	65%
Other countries	19%	129%	132%	126%
Total Continental Europe	**71%**	**133%**	**143%**	**128%**
Japan	14%	344%	327%	232%
Singapore	11%	85%	92%	92%
South Korea	3%	165%	158%	125%
Total Asia Pacific	**28%**	**215%**	**226%**	**166%**
Total Latin America	**1%**	**89%**	**101%**	**94%**
Total worldwide	**100%**	**151%**	**165%**	**140%**

GLOSSARY - European Non-EU countries include: Shoppers who can reach destination by land transportation or less than a two hour flight. Ex: Swiss, British, Ukraine etc. - Gulf Cooperation Council countries include: Kuwait, Qatar, Saudi Arabia, United Arab Emirates, Bahrain, Oman - North East Asia countries includes: Japan, South Korea - South East Asia countries includes: Indonesia, Thailand, Cambodia, Philippines, Vietnam, Malaysia, Singapore MEDIA CONTACTS Virginie Alem – SVP Marketing & Communications Mail: valem@globalblue.com INVESTOR RELATIONS CONTACTS Frances Gibbons – Head of Investor Relations Mob: +44 (0)7815 034 212 Mail: fgibbons@globalblue.com ABOUT GLOBAL BLUE Global Blue is the business partner for the shopping journey, providing technology and services to enhance the experience and drive performance. With over 40 years of expertise, today we connect thousands of retailers, acquirers, and hotels with nearly 80 million consumers across 53 countries, in three industries: Tax Free Shopping, Payments and Post-Purchase solutions. With over 2,000 employees, Global Blue generated €28bn Sales in Store and €422M revenue in FY 2023/24. Global Blue is listed on the New York Stock Exchange. For more information, please visit www.globalblue.com Global Blue Monthly Intelligence Briefing, July 2024, Source: Global Blue